SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                 September 2006

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________



This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954, and
333-127491 and Form S-8 Registration Statement File No. 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA Electronic Industries Receives Non Compliance Letter From NASDAQ dated September 1, 2006.




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                                                                          ITEM 1

Press Release                             Source: RADA Electronic Industries Ltd

RADA Electronic Industries Receives Non Compliance Letter From NASDAQ

Friday September 1, 4:00 pm ET

NETANYA, Israel, September 1 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADI - News) announced that it has received a delisting notification from NASDAQ dated August 28, 2006 stating that RADA no longer complies with the $1 minimum bid price requirement for continued listing - Marketplace Rule 4320(e)(2)(E)(i) - as the closing bid price of the Company's ordinary shares for the prior consecutive 30 business days closed below the minimum requirement.

In accordance with Marketplace Rule 4320(e)(2)(E)(i), the Company has been provided 180 calendar days, or until February 26, 2007, to regain compliance. To regain compliance, the Company's ordinary shares must meet or exceed the $1 minimum bid price for 10 consecutive business days. If the Company is unable to achieve this standard and it continues to meet all other initial inclusion requirements for the Nasdaq Capital Market, except for the minimum bid price, the Company may receive an additional 180-day period to regain compliance.

Elan Sigal, Chief Executive Officer of RADA, said, "We are hopeful that our stock price will rise above the $1.00 minimum through our continuing focus on improving business performance. If necessary, however, pending shareholder approval we have the ability to effect a reverse stock split to regain the minimum stock price requirement."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armored vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    Contact:
    Elan Sigal- C.F.O
    RADA Electronic Industries Ltd.
    Tel: +972-9-8921111





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                             (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: September 6, 2006